SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 31 October 2013

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

31 October 2013
BT GROUP PLC

RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 30 SEPTEMBER 2013

BT Group plc (BT.L) today announced its results for the second quarter and half year to 30 September 2013.

	Second quarter to 30 September 2013		Half year to 30 September 2013
	£m	Change1	£m	Change1
Revenue2	4,491	0%	8,940	(1)%
Underlying revenue excluding transit		(0.5)%		(0.8)%
EBITDA2	1,434	(4)%	2,874	(2)%
Profit before tax - adjusted2	609	2%	1,204	3%
- reported	499	(10)%	948	(13)%
Earnings per share - adjusted2	6.0p	2%	11.9p	3%
- reported	7.8p	16%	12.2p	1%
Interim dividend			3.4p	13%
Normalised free cash flow3	610	£294m	550	£358m
Net debt			8,074	£(963)m

Gavin Patterson, Chief Executive Officer, commenting on the results, said:

"These are good results, with growth in earnings per share and free cash flow.

"This has been our strongest ever quarter for fibre take-up with Openreach net connections up 70%. Our fibre network now passes more than 17 million premises. It is open to all and many other service providers have now got behind it.

"BT Sport has made a confident start and is already delivering for viewers. More than two million of our customers are signed up to it and our wholesale contract with Virgin Media means it is available to around four million homes in total. It is also delivering for the business, helping us achieve a record 93% share4 of broadband net adds in the quarter, our lowest line losses for five years and 4% revenue growth in our BT Retail Consumer business.

"BT Retail's Business division again saw good growth in IT services while BT Global Services and BT Wholesale both generated strong order books.

"I feel privileged to be the new CEO of BT and am determined to build on the strong foundations that are already in place. These are exciting times for the company and we are determined to deliver our strategy with energy and discipline."

Financial highlights for the second quarter:
• Key revenue measure5 down 0.5% compared with a 5.5% decline in the prior year
• EBITDA decline reflects the expected BT Sport investment
• Efficiencies from cost transformation programmes running at a faster pace than in the first quarter
• Profit before tax2 and earnings per share2 up 2%
• Interim dividend up 13% to 3.4p
• Outlook reaffirmed

1 Results for the second quarter and half year to 30 September 2012 have been restated, see Note 1 to the condensed consolidated financial statements
2 Before specific items
3 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments
4 DSL and fibre, excluding cable
5 Underlying revenue excluding transit

RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 30 SEPTEMBER 2013

Group results

	Second quarter to 30 September			Half year to 30 September
	2013	20121	Change	2013	20121	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted2	4,491	4,493	0	8,940	8,997	(1)
- reported (see Note below)	4,491	4,408	2	8,940	8,912	0
- underlying excluding transit			(0.5)			(0.8)
EBITDA
- adjusted2	1,434	1,488	(4)	2,874	2,940	(2)
- reported (see Note below)	1,382	1,353	2	2,738	2,803	(2)
Operating profit
- adjusted2	757	766	(1)	1,500	1,495	0
- reported	705	631	12	1,364	1,358	0
Profit before tax
- adjusted2	609	599	2	1,204	1,166	3
- reported	499	556	(10)	948	1,093	(13)
Earnings per share
- adjusted2	6.0p	5.9p	2	11.9p	11.5p	3
- reported	7.8p	6.7p	16	12.2p	12.1p	1
Interim dividend				3.4p	3.0p	13
Capital expenditure	595	596	0	1,191	1,218	(2)
Normalised free cash flow3	610	316	93	550	192	186
Net debt				8,074	9,037	(11)

Note: Reported revenue and EBITDA in the second quarter and half year to 30 September 2012 included a specific item charge of £85m and £58m, respectively, relating to the retrospective regulatory impact of the Court of Appeal decision on ladder pricing.

Line of business results2

	Revenue			EBITDA			Free cash flow3
Second quarter to	2013	20121	Change	2013	20121	Change	2013	20121	Change
30 September	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,694	1,757	(4)	201	182	10	74	(119)	n/m
BT Retail	1,843	1,808	2	429	495	(13)	254	334	(24)
BT Wholesale	624	616	1	159	143	11	154	63	144
Openreach	1,271	1,283	(1)	642	664	(3)	311	328	(5)
Other and intra-group items	(941)	(971)	3	3	4	(25)	(183)	(290)	37
Total	4,491	4,493	0	1,434	1,488	(4)	610	316	93

1 Restated, see Note 1 to the condensed consolidated financial statements
2 Before specific items which are defined below
3 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments
n/m = not meaningful

Notes:

a.
The commentary focuses on the trading results on an adjusted basis being before specific items. Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items. This is consistent with the way that financial performance is measured by management and is reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies. Reported revenue, reported operating costs, reported EBITDA, reported operating profit, reported profit before tax, reported net finance expense, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.

b.
Underlying revenue, underlying costs and underlying EBITDA are measures which seek to reflect the underlying performance of the group that will contribute to long-term profitable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We focus on the trends in underlying revenue excluding transit revenue as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

Enquiries

Press office:
Ross Cook                                                                                 Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                         Tel: 020 7356 4909

The second quarter and half year 2013/14 results presentation for analysts and investors will be held in London at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

Results for the third quarter to 31 December 2013 are expected to be announced on Friday 31 January 2014.

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach. BT Retail is in the process of dividing into two separate lines of business, BT Consumer and BT Business.

In the year ended 31 March 2013, BT Group's reported revenue was £18,103m1 with reported profit before taxation of £2,315m1.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

1 Restated, see Note 1 to the condensed consolidated financial statements

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/8141R_-2013-10-30.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 31 October 2013